United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 30 June 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC
(Translation of registrant’s name into English)

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

• REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-241528);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-211764)

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 2023, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

P a g e | 1
COCA-COLA EUROPACIFIC PARTNERS

Unaudited results for the six months ended 30 June 2023

Note Regarding the Presentation of Alternative Performance Measures
Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our condensed consolidated interim financial statements.

"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, income arising from the ownership of certain mineral rights in Australia, gain on sale of sub-strata and associated mineral rights in Australia, net impact related to European flooding and acquisition and integration related costs. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents and short-term investments less borrowings and adjusted for the fair value of hedging instruments related to borrowings and other financial assets/liabilities related to borrowings. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

P a g e | 2

	H1 2023 Metric[1]	As Reported		Comparable [1]	Change vs H1 2022
					As Reported	Comparable [1]	Comparable FXN [1]
Total CCEP	Volume (M UC)[2]	1,631		1,631	1.0%	1.0%
	Revenue (€M)	8,977		8,977	8.5%	8.5%	10.5%
	Cost of sales (€M)	5,707		5,701	8.0%	7.5%	10.0%
	Operating expenses (€M)	2,153		2,111	6.5%	9.5%	11.5%
	Operating profit (€M)	1,170		1,165	21.0%	11.0%	13.0%
	Profit after taxes (€M)	854		847	26.5%	14.0%	16.5%
	Diluted EPS (€)	1.86		1.85	27.5%	14.5%	17.0%
	Revenue per UC[2] (€)			5.62			10.0%
	Cost of sales per UC[2] (€)			3.57			9.0%

	H1 Interim dividend per share[3] (€)		0.67

Europe	Volume (M UC)[2]	1,307		1,307	2.5%	2.5%
	Revenue (€M)	7,105		7,105	10.0%	10.0%	12.0%
	Operating profit (€M)	887		924	19.5%	12.0%	14.0%
	Revenue per UC[2] (€)			5.52			9.0%

API	Volume (M UC)[2]	324		324	(5.5)%	(5.5)%
	Revenue (€M)	1,872		1,872	2.5%	2.5%	7.0%
	Operating profit (€M)	283		241	25.0%	6.5%	11.0%
	Revenue per UC[2] (€)			6.03			13.0%

___________________________
Note: All footnotes included after the ‘Volume performance by category’ section

P a g e | 3

H1 & Q2 HIGHLIGHTS[1]
Revenue
H1 Reported +8.5%; H1 Fx-neutral +10.5%[4]
•Delivered more revenue growth YTD for our retail customers than any of our FMCG peers in Europe & our NARTD peers in Australia & New Zealand (NZ)[5]
•NARTD YTD value share gains[5] across measured channels both in-store (+10bps) & online (+90bps)
•Comparable volume +1.0%[6] (Europe: +2.5%; API: -5.5%) driven by good underlying demand in developed markets & solid in-market execution offset by strategic SKU rationalisation as part of our long-term transformation in Indonesia
◦Away from Home (AFH) channel comparable volume: +0.5%[6] (+0.5% vs 2019) with good underlying demand, ahead of pre-pandemic levels
◦Home channel comparable volume: +1.0%[6] (+8.5% vs 2019) reflecting resilient growth as at-home occasion trends continue
•Transactions outpaced volume growth in Europe, Australia & NZ
•Revenue per unit case +10.0%[2],[4] (Europe: +9.0%; API: +13.0%) reflecting the annualisation of last year’s headline price increases, & this year’s headline price increases across most of our markets, alongside favourable pack & brand mix

Q2 Reported +5.5%; Q2 Fx-neutral +8.0%[4]
•Comparable volume -1.5%[6] (Europe: +0.5%; API: -11.0%) reflecting good underlying demand in developed markets & tough comparables (Q2 22 pro forma comparable volume: +10.5%) offset by the timing of Ramadan & the strategic SKU rationalisation in Indonesia
◦AFH channel comparable volume: -3.0%[6] reflecting last year’s rebound following the removal of restrictions & recovery of tourism, & favourable weather in Europe
◦Home channel comparable volume: -1.0%[6]
•Revenue per unit case +10.0%[2],[4] (Europe: +9.5%; API: +13.0%) driven by positive headline price increases & promotional optimisation alongside favourable pack & brand mix
H1 Operating profit
Reported +21.0%; Fx-neutral +13.0%[4]
•Cost of sales per unit case +9.0%[2],[4] reflecting increased revenue per unit case driving higher concentrate costs, & inflation in commodities & manufacturing
•Comparable operating profit of €1,165m, +13.0%[4] reflecting strong top-line, our efficiency programmes & continuous efforts on discretionary spend optimisation
•Comparable diluted EPS of €1.85, +17.0%[4] (reported +27.5%)

Dividend
•First half interim dividend per share of €0.67[3] (declared at Q1 & paid in May), calculated as 40% of the FY22 dividend
•Reaffirming guidance for an annualised total dividend payout ratio of approximately 50%[7]

Proposal to jointly acquire Coca-Cola Beverages Philippines, Inc. with Aboitiz Equity Ventures Inc.
•See separate release on Investors section of our website for more detail (https://ir.cocacolaep.com/financial-reports-and-results/financial-releases)
Other
•Strategic portfolio choices:
◦Australia & NZ Spirits & ARTD[8] category: CCEP plans to maximise its extensive knowledge in the attractive & fast growing ARTD category by launching new scalable offerings aligned with The Coca-Cola Company. In this context, CCEP & Beam Suntory will move forward independently. Effective from the date of contract expiry (30 June 2025 in Australia & 31 December 2025 in NZ)
◦Capri Sun: Following a successful sales & distribution partnership in Europe, CCEP & Capri Sun will move forward independently, consistent with their respective strategies. Will come into effect during 2024 enabling an orderly transition
◦Insignificant impact on CCEP volume, revenue & operating profit[4],[9] from the above

P a g e | 4

SUSTAINABILITY HIGHLIGHTS
•Retained MSCI AAA rating, inclusion on Carbon Disclosure Project’s A Lists for Climate & Water, & inclusion on the Bloomberg Gender Equality index
•Progressed our packaging initiatives
◦Boosted recycled content in Indonesia by switching to 100% rPET bottles
◦Installed a PET plastic grinder in Papua New Guinea to support the supply of rPET
◦Transitioned Sprite from green to clear bottles across API, making them easier to recycle
•Introduced electric trucks in Luxembourg, Belgium & Spain to reduce carbon emissions from our logistics
•Partnered with The Coca-Cola Company, other bottlers & Greycroft, a seed-to-growth venture capital firm, to create a sustainability-focused venture capital fund

P a g e | 5

SECOND QUARTER & FIRST HALF REVENUE PERFORMANCE BY GEOGRAPHY[1]
All values are unaudited, changes versus equivalent 2022 period

	Second-quarter			First-half
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	881	9.5%	12.0%	1,570	7.5%	11.5%
France[10]	665	20.0%	20.0%	1,200	18.0%	18.0%
Germany	799	8.5%	8.5%	1,458	12.5%	12.5%
Iberia[11]	886	7.0%	7.0%	1,541	12.5%	12.5%
Northern Europe[12]	729	1.0%	5.0%	1,336	2.5%	6.0%
Total Europe	3,960	8.5%	10.0%	7,105	10.0%	12.0%
API[13]	863	(6.5)%	0.5%	1,872	2.5%	7.0%
Total CCEP	4,823	5.5%	8.0%	8,977	8.5%	10.5%

France
•Q2 volume growth reflects continued strong momentum across both channels supported by great execution.
•Coca-Cola Original Taste, Coca-Cola Zero Sugar, Monster & Flavours performed well. Fuze Tea outperformed, achieving significant volume growth in both Q2 (+74.0%) & H1 (+57.0%).
•H1 revenue/UC[14] growth driven by headline price increase implemented at the end of the first quarter.

Germany
•Q2 volume growth reflects solid trading in the Home channel supported by great execution & evidence of consumers shifting to Hypermarkets & Discounters. AFH channel volume broadly flat.
•Continued strong growth in Coca-Cola Zero Sugar, whilst Monster, Fuze Tea & Powerade achieved double-digit volume growth in both Q2 & H1.
•H1 revenue/UC[14] growth driven by favourable price from the annualisation of the second headline price increase last year & positive brand mix (e.g. Monster volume +30.5%).
Great Britain
•Q2 volume growth reflects sustained trading momentum across both channels. Record temperatures in June supported strong volume growth towards the end of the quarter.
•Coca-Cola Zero Sugar & Monster realised double-digit volume growth in both Q2 & H1.
•H1 revenue/UC[14] growth driven by headline price increase implemented at the end of the second quarter.
Iberia
•Q2 volume decline reflects tough comparables, cycling the rebound of the AFH channel, favourable weather & buy-in ahead of second headline price increase last year & anticipated transportation disruption. H1 growth driven by the recovery of the AFH channel in the first quarter (cycling covid restrictions).
•Coca-Cola Original Taste, Coca-Cola Zero Sugar & Aquarius performed well in H1. Monster achieved double-digit volume growth in both Q2 & H1.
•H1 revenue/UC[14] growth driven by headline price, implemented in the first quarter, & positive channel & pack mix led by growth in the AFH channel e.g. small glass +6.5%.

Northern Europe
•Q2 volume decline reflects tough comparables, cycling double-digit volume growth last year following the late removal of restrictions. H1 growth driven by continued recovery of the AFH channel.
•Fuze Tea, Powerade & Aquarius outperformed achieving double-digit volume growth in H1.
•H1 revenue/UC[14] growth driven by headline price increase implemented during the first half & positive pack mix led by the recovery of the AFH channel e.g. small glass +7.0%.
API
•Q2 volume decline reflects phasing of Ramadan, & strategic SKU rationalisation in Indonesia, with industry-wide supply constraints early in the quarter in Australia.
•Coca-Cola Zero Sugar & Monster continued to outperform in both Q2 & H1.
•H1 revenue/UC[14] growth driven by headline price increase implemented across all markets during the first half & promotional optimisation in Australia.
___________________________
Note: All values are unaudited and all references to volumes are on a comparable basis.

P a g e | 6

SECOND QUARTER & FIRST HALF VOLUME PERFORMANCE BY CATEGORY[1],[6]
Comparable volumes, changes versus equivalent 2022 period.

	Second-quarter		First-half
	% of Total	% Change	% of Total	% Change[5]
Sparkling	85.0%	(1.0)%	85.0%	1.5%
Coca-Cola®	58.5%	(1.0)%	58.5%	1.5%
Flavours, Mixers & Energy	26.5%	(1.5)%	26.5%	1.5%
Stills	15.0%	(5.0)%	15.0%	(3.5)%
Hydration	7.5%	(8.0)%	7.5%	(4.5)%
RTD Tea, RTD Coffee, Juices & Other[15]	7.5%	(1.5)%	7.5%	(2.5)%
Total	100.0%	(1.5)%	100.0%	1.0%

Coca-Cola®
Q2: -1.0%; H1: +1.5%
•Strong underlying demand with tough comparables in the second quarter, cycling the rebound of the AFH channel & tourism, & favourable weather in Europe last year.
•Coca-Cola Zero Sugar continued to grow (+5.5%) across all key markets in H1 supported by targeted campaigns & innovation.
•Coca-Cola Zero Sugar gained value share[5] of Total Cola +20bps.

Flavours, Mixers & Energy
Q2: -1.5%; H1: +1.5%
•Strong underlying demand with tough comparables in the second quarter, cycling the rebound of the AFH channel & tourism, & favourable weather in Europe last year.
•Fanta Q2: -2.0%; H1: +2.0%, reflecting the above with growth supported by flavour extensions.
•Energy Q2: +14.5%; H1: +15.0% led by Monster, continuing to gain share & drive distribution through exciting innovation.

Hydration
Q2: -8.0%; H1: -4.5%
•Water Q2: -14.5%; H1: -10.0% as a result of strategic portfolio choices, with SKU rationalisation in Indonesia, the exit of Vio large PET in Germany & Mount Franklin bulk pack in Australia.
•Sports Q2: +7.0%; H1: +10.5%, with growth in Aquarius & Powerade driven by continued consumer trends in this category.

RTD Tea, RTD Coffee, Juices & Other[15]
Q2: -1.5%; H1: -2.5%
•Juice drinks Q2: -5.5%; H1: -6.5% reflecting strategic SKU rationalisation in Indonesia.
•RTD Tea/Coffee Q2: +4.5%; H1: +3.5% driven by Costa RTD in GB (+21.5%) & Fuze Tea in Europe (+27.0%).
•Encouraging start for Jack Daniel’s & Coca-Cola now launched in GB, Spain & the Netherlands.

___________________________
Note: All values are unaudited and all references to volumes are on a comparable basis.

P a g e | 7
___________________________
1.Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3. 25 April 2023 declared first half interim dividend of €0.67 dividend per share, paid 25 May 2023
4.Comparable & FX-neutral
5.External data sources: Nielsen & IRI P6 YTD
6.No selling day shift in Q2 or H1; CCEP reported volume +1.0% in H1 & -1.5% in Q2
7.Dividends subject to Board approval
8.ARTD refers to alcohol ready to drink
9.The discontinuance of the relationship between CCEP & Beam Suntory will trigger a change in the assigned useful economic life of the intangible assets effective from the second half of 2023, shortening the amortization period. See Note 14 for further details
10.Includes France & Monaco
11.Includes Spain, Portugal & Andorra
12.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
13.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
14.Revenue per unit case
15.RTD refers to ready to drink; Other includes Alcohol & Coffee

P a g e | 8

Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, and divestitures, including the proposed joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:
1. those set forth in the “Risk Factors” section of CCEP’s 2022 Annual Report on Form 20-F filed with the SEC on 17 March 2023 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of this document;
2. risks and uncertainties relating to the global supply chain, including impact from war in Ukraine and increasing geopolitical tension including in the Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;
3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;
4. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets;
5. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and
6. risks and uncertainties relating to the proposed joint venture with AEV and acquisition of CCBPI, including the risk that the proposed transactions may not be consummated on the currently contemplated terms or at all, or that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.
Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, the results of the acquisition of the minority share of our Indonesian business, our agreements relating to and results of the proposed joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

P a g e | 9

Supplementary Financial Information - Items impacting comparability - Reported to Comparable
The following provides a summary of the items impacting comparability for the first six months ended 30 June 2023 and 1 July 2022:

First Six Months 2023
In millions of € except share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	1,170	854	1.86

Items impacting comparability
Restructuring charges [1]	51	42	0.09
Coal royalties [2]	(18)	(12)	(0.03)
European flooding [4]	(3)	(2)	—
Sale of sub-strata and associated mineral rights [5]	(35)	(35)	(0.07)
Comparable	1,165	847	1.85

First Six Months 2022
In millions of € except share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	967	675	1.46

Items impacting comparability
Restructuring charges [1]	95	76	0.17
Acquisition and Integration related costs [3]	1	1	—
European flooding [4]	(12)	(9)	(0.02)
Comparable	1,051	743	1.61
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income is recognised as “Other income” in our condensed consolidated interim income statement as of the six months ended 30 June 2023.
[3] Amounts represent cost associated with the acquisition and integration of CCL.
[4] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[5] Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our condensed consolidated interim income statement as of the six months ended 30 June 2023.

P a g e | 10

Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	30 June 2023	1 July 2022	% Change	30 June 2023	1 July 2022	% Change
As reported	4,823	4,571	5.5%	8,977	8,280	8.5%
Adjust: Impact of fx changes	117	n/a	n/a	188	n/a	n/a
Fx-neutral	4,940	4,571	8.0%	9,165	8,280	10.5%

Revenue per unit case	5.73	5.21	10.0%	5.62	5.12	10.0%

Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	30 June 2023	1 July 2022	% Change	30 June 2023	1 July 2022	% Change
As reported	3,960	3,646	8.5%	7,105	6,451	10.0%
Adjust: Impact of fx changes	50	n/a	n/a	106	n/a	n/a
Fx-neutral	4,010	3,646	10.0%	7,211	6,451	12.0%

Revenue per unit case	5.60	5.11	9.5%	5.52	5.06	9.0%

Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	30 June 2023	1 July 2022	% Change	30 June 2023	1 July 2022	% Change
As reported	863	925	(6.5)%	1,872	1,829	2.5%
Adjust: Impact of fx changes	67	n/a	n/a	82	n/a	n/a
Fx-neutral	930	925	0.5%	1,954	1,829	7.0%

Revenue per unit case	6.35	5.61	13.0%	6.03	5.34	13.0%

Revenue by Geography In millions of €	Six Months Ended 30 June 2023
	As reported	Reported % change	Fx-Neutral % change
Great Britain	1,570	7.5%	11.5%
Germany	1,458	12.5%	12.5%
Iberia[1]	1,541	12.5%	12.5%
France[2]	1,200	18.0%	18.0%
Belgium/Luxembourg	541	6.0%	6.0%
Netherlands	355	8.0%	8.0%
Norway	193	(7.0)%	5.0%
Sweden	207	(3.0)%	5.5%
Iceland	40	(7.0)%	—%
Total Europe	7,105	10.0%	12.0%
Australia	1,162	5.5%	11.0%
New Zealand and Pacific Islands	330	9.5%	14.0%
Indonesia and Papua New Guinea	380	(10.5)%	(9.0)%
Total API	1,872	2.5%	7.0%
Total CCEP	8,977	8.5%	10.5%
________________________
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

P a g e | 11

Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	30 June 2023	1 July 2022	% Change	30 June 2023	1 July 2022	% Change
Volume	863	878	(1.5)%	1,631	1,618	1.0%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	863	878	(1.5)%	1,631	1,618	1.0%

Comparable Volume - Selling Day Shift Europe In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	30 June 2023	1 July 2022	% Change	30 June 2023	1 July 2022	% Change
Volume	717	714	0.5%	1,307	1,276	2.5%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	717	714	0.5%	1,307	1,276	2.5%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	30 June 2023	1 July 2022	% Change	30 June 2023	1 July 2022	% Change
Volume	146	164	(11.0)%	324	342	(5.5)%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	146	164	(11.0)%	324	342	(5.5)%
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	30 June 2023	1 July 2022	% change
As reported	5,707	5,288	8.0%
Adjust: Total items impacting comparability	(6)	12	n/a
Adjust: Restructuring charges [1]	(9)	—
Adjust: European flooding [2]	3	12
Comparable	5,701	5,300	7.5%
Adjust: Impact of FX changes	121	n/a	n/a
Comparable and FX neutral	5,822	5,300	10.0%

Cost of sales per unit case	3.57	3.28	9.0%
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.

For the six months ending 30 June 2023, reported cost of sales were €5,707 million, up 8.0% versus 2022.
Comparable cost of sales for the same period were €5,701 million, up 7.5% versus 2022. Cost of sales per unit case increased by 9.0% on a comparable and fx-neutral basis, reflecting increased revenue per unit case driving higher concentrate costs, and inflation in commodities and manufacturing.

P a g e | 12
Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	30 June 2023	1 July 2022	% Change
As reported	2,153	2,025	6.5%
Adjust: Total items impacting comparability	(42)	(96)	n/a
Adjust: Restructuring charges [1]	(42)	(95)
Adjust: Acquisition and Integration related costs [2]	—	(1)
Comparable	2,111	1,929	9.5%
Adjust: Impact of FX changes	42	n/a	n/a
Comparable and FX neutral	2,153	1,929	11.5%
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent cost associated with the acquisition and integration of CCL.

For the six months ending 30 June 2023, reported operating expenses were €2,153 million, up 6.5% versus 2022.
Comparable operating expenses were €2,111 million for the same period, up 9.5% versus 2022, reflecting the impact of inflation and higher volumes, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
Restructuring charges in operating expenses of €42 million related to various productivity initiatives were recognised in the six month period ending 30 June 2023.This compares to restructuring charges of €95 million incurred in the six month period ending 1 July 2022, primarily attributable to €81 million of expense recognised in connection with the transformation of the full service vending operations and related initiatives in Germany.
Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	30 June 2023	1 July 2022	% Change
As reported	1,170	967	21.0%
Adjust: Total items impacting comparability	(5)	84	n/a
Comparable	1,165	1,051	11.0%
Adjust: Impact of fx changes	25	n/a	n/a
Comparable & fx-neutral	1,190	1,051	13.0%

Operating Profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	30 June 2023	1 July 2022	% Change
As reported	887	741	19.5%
Adjust: Total items impacting comparability	37	84	n/a
Comparable	924	825	12.0%
Adjust: Impact of fx changes	15	n/a	n/a
Comparable & fx-neutral	939	825	14.0%

Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	30 June 2023	1 July 2022	% Change
As reported	283	226	25.0%
Adjust: Total items impacting comparability	(42)	—	n/a
Comparable	241	226	6.5%
Adjust: Impact of fx changes	10	n/a	n/a
Comparable & fx-neutral	251	226	11.0%

P a g e | 13

Supplemental Financial Information - Effective Tax Rate
The effective tax rate was 22% and 25% for the six months ended 30 June 2023 and 1 July 2022, respectively, and 22% for the years ended 31 December 2022.
For the six months ending 30 June 2023, the effective tax rate reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate of 23.5%, and adjustments made in respect of prior periods.

We expect our full year 2023 comparable effective tax rate to be approximately 24%.

Income tax In millions of €	Six Months Ended
	30 June 2023	1 July 2022
As reported	247	223
Adjust: Total items impacting comparability	2	16
Adjust: Restructuring charges [1]	9	19
Adjust: European flooding [2]	(1)	(3)
Adjust: Coal royalties [3]	(6)	—
Comparable	249	239
__________________________
[1] Amounts represent the tax impact of restructuring charges related to business transformation activities.
[2] Amounts represent the tax impact of the incremental expense incurred offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[3] Amounts represent the tax impact of royalty income arising from the ownership of certain mineral rights in Australia. The royalty income is recognised as “Other income” in our condensed consolidated interim income statement as of the six months ended 30 June 2023.

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at
	30 June 2023	31 December 2022
Total borrowings [4]	11,757	11,907
Fair value of hedges related to borrowings[1]	44	(83)
Other financial assets/liabilities[1]	23	25
Adjusted total borrowings	11,824	11,849
Less: cash and cash equivalents[2] [4]	(1,112)	(1,387)
Less: short term investments[3]	(862)	(256)
Net debt	9,850	10,206
[1] Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 30 June 2023 and 31 December 2022 include €37 million and €102 million of cash in Papua New Guinea Kina respectively. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] Short term investments are term cash deposits held in API and Europe with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term investments as at 30 June 2023 and 31 December 2022 include €61 million and €49 million of assets in Papua New Guinea Kina respectively, subject to the same currency controls outlined above.
[4] Both borrowings and cash and cash equivalents as at 30 June 2023 include €188 million in relation to a notional pooling agreement for which an offsetting agreement is in place which does not meet the criteria for net presentation on the statement of financial position.

P a g e | 14

Principal Risks and Risk Factors
The Group faces a number of risks and uncertainties that may have an adverse effect on its operations, performance and future prospects and has a robust risk management programme to assess these and evaluate strategies to manage them. The principal risks and risk factors in our 2022 Integrated Report on Form 20-F for the year ended 31 December 2022 (‘2022 Integrated Report’) (pages 64 to 71 and 223 to 229 respectively) continue to represent our risks.
Since the publication of the Integrated Report in March, the macro risk environment remains similar and the reported key control mitigations continue to be appropriate and effective. Although we don’t foresee in the near term an escalation of current geopolitical tensions, freight disruptions, shortages and sanctions would be the consequences and have a significant impact on global trade. CCEP is working to de-risk its supply chain and put in place plans to secure commodities in particular with our Asian Pacific suppliers. We will continue to monitor the developments of the situation and any other potential impacts.
Economic conditions in our markets remain challenging with increases in inflation and interest rates expected to continue through the remainder of 2023. This may lead to affordability issues for consumers and pricing pressure from retail customers. We continue to focus on the wellbeing and security of our people and we are carefully considering the situation and maintaining an open dialogue and good relations with our social partners. We have not experienced material impacts on our business from labour issues.
We continue to monitor the developments of the war in Ukraine, which has impacted the supply of raw materials, supplies, finished goods, gas/oil/energy and increased cyber risks.
As part of our risk management governance and routines we continuously monitor the risk landscape and discuss with business leaders risk trends every quarter, velocity and actions to be taken, as well as scanning for future risks. Based on that exercise we do not intend to change the principal risk ratings included in our 2022 Integrated Report, but we have identified some trends in this first half of 2023.
Water scarcity has been an issue in this first half of the year, in particular in France and Spain, where authorities have issued contingency plans. In addition to strong water management routines, a cross functional team has been using scenario planning to assess the potential impact. As of today we consider the risk low. We maintain good relations with the local authorities based on the credibility of our water management strategy and the strict discipline our demand planning teams apply for SKU prioritisation and rationalisation.
We have noticed an increase of cyber-attacks to other bottlers within the Coca-Cola system and suppliers during the first half of the year. CCEP has responded with increased training and awareness of phishing and social engineering attacks, increased focus on remediating technical vulnerabilities as well as increasing the level of testing and exercising.
We continue to be under pressure from customers and authorities to keep prices low despite the increase in costs. Our commercial teams continue to work positively with customers to mitigate this risk.
When it comes to our products, discussions on potential taxes to soft drinks and plastic continue in different countries across our territories including Spain, the Netherlands, Indonesia and Sweden. Based on our experience we engage in open and collaborative discussions with authorities and other stakeholders. We are also evaluating and responding appropriately to recent reports in relation to sweeteners, considering the risk of regulation, litigation and reputational damage.
Accordingly, the information provided about our principal risks and risk factors in the table below and in the Principal Risks and Risk Factors in our 2022 Integrated Report, and any or all of the Principal Risks and Risk Factors contained therein may be exacerbated by developments in the factors identified above and in our Forward-Looking Statements set out on page 8 of this interim management report.
The risks described in this report and in our 2022 Integrated Report are not the only risks facing the Group. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition or future results.

P a g e | 15

SUMMARY OF OUR PRINCIPAL RISKS
The table below shows our Principal Risks:
Risk change legend: ↑ Increased ↓ Decreased → Stayed the same

Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2022 Integrated Report
Packaging	The risks relating to packaging waste, plastic pollution, and single use plastic.	• Stakeholder concern about the environmental impacts of single use plastic packaging, litter and packaging waste	• Brand and reputation damage from not keeping up with community/customer expectations
• Financial impact from increased taxes and on the costs of doing business
• Regulatory and compliance impacts
• Increased potential for activism and collective litigation (including potential greenwashing claims)	• Development of the packaging pillar within our This is Forward sustainability action plan, including pack mix, recycled content and improvement of packaging collection. More information on our packaging strategy can be found in our Forward on packaging section on pages 42-45 of our 2022 Integrated Report
• Continued sustainability action plan focused on packaging, including our commitments to:
– Ensure that 100% of our primary packaging is recyclable by 2025
– Drive higher collection rates, aiming to ensure that we collect and recycle a bottle or a can for each one we sell by 2030
– 50% recycled plastic in our PET bottles by 2023 (Europe) and 2025 (API)
– Stop using oil-based virgin plastic in our bottles by 2030
				– Invest in rPET infrastructure to help drive packaging circularity and secure access to recycled material	→
Legal, regulatory and tax	The risks associated with new or changing legal, regulatory or tax, legislative environment and subsequent obligations and compliance requirements.	• Manufacturing activities
• Use of certain ingredients
• Packaging
• Restrictions on sugar and sweeteners • Labelling requirements
• Distribution and sale activities
• Employment costs
• Carbon taxes
• Increase of tech and AI	• Financial impact from new or higher taxes
• Stricter sales and marketing controls impacting margins and market share
• Punitive action from regulators or other legislative bodies
• Increase to the cost of compliance to meet stricter or new regulatory requirements • Brand and reputation damage	• Continuous monitoring, assessment and appropriate implementation of new or changing laws and regulations. Include pending and likely forthcoming regulations in decision making
• Dialogue with government representatives and input to public consultations on new or changing regulations
• Development of compliance processes and training programmes for employees
• Communication with public health stakeholders to tell our story on drinks in anticipation of potential regulatory pressures
				• Close liaison with our franchisors and checking of public statements including labelling and advertising	→

P a g e | 16

Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2022 Integrated Report
Business disruption	The risk of prolonged, large scale natural and/or man made disruptive events.	• Cyber attack or IT/operational technology system failure • Pandemics • Extreme weather events (floods, fires) • Natural disasters • Civil unrest, war and terrorism	• Disruption to supply chains/operations • Safety and wellbeing of our people • Brand and reputation damage • Financial impact	• Development, testing and continual improvement of Business Continuity Planning (BCP) through implementation of the BCP elements of TCCC’s Business Resilience Framework
• Training and awareness to build Business Continuity and Resilience capabilities across our sites and processes and improve our response to incidents
• Scenario planning exercises and Business Impact Assessments to analyse and identify critical people (roles), property, technology, equipment and suppliers (value chain)
• Coordination, continuous improvement and testing of our Incident Management and Crisis Response process
				• Ongoing focus on de-risking Procurement and Supply Chain	→
Cyber and social engineering attacks and IT infrastructure	The risks related to the protection of information systems and data from unauthorised access, misuse, disruption, modification, or destruction.	• External attackers seeking to ransom or disrupt systems and data
• Dependency on third parties
• Internal misuse (malicious or accidental)
• Security and maintenance of IT infrastructure and applications	• Financial and other impacts from disruption to operations
• Fines, increased cybersecurity protection costs, litigation expense and increased insurance premiums
• Safety and privacy of employees, customers or business partners who may have their personal information stolen
• Brand and reputation damage	• Established cyber strategy with engagement of the ELT and Board
• Conducting regular training and awareness on information security and data privacy
• Development of BCP and Disaster Recovery programmes including regular internal and external testing of security controls to identify and resolve vulnerabilities
• Threat vulnerability management and threat intelligence
• Implementation of a hardware lifecycle
• Security event logging and management through a Global Security Operations Centre operating 24/7 to proactively monitor cyber threats and implement preventive measures
• Completion of third party risk assessments
• Established Data Privacy Office including data governance and information classification and handling
				• IT change management process	→

P a g e | 17

Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2022 Integrated Report
Economic and political conditions	The risks associated with operating in volatile and challenging macroeconomic and geopolitical conditions.	• Low economic growth or recession • High currency and commodity price volatility • High inflation • Political instability/conflict • Civil unrest	• Financial impact from reduced demand from consumers and an increasing cost base • Disruption to supply chains from sanctions or impact on shipping/trade routes	• Diversified product portfolio and geographic diversity of operations assists in mitigating exposure to localised economic risk
• Development of a flexible business model that allows us to adapt our portfolio to suit our customers’ changing needs during economic downturns
• Regular review of business results and cash flows to rebalance capital investments where necessary
• Monitoring of macroeconomic, political and societal developments to ensure that business is prepared to manage emerging situations
• Established hedging policy for managing financial risks like FX, commodity and interest rate risks
				• Keeping a strong level of liquidity and back up credit lines at all times for working capital purposes as well as unexpected cash flow swings	→
Market	The risks to maintaining the relationships with our customers and consumers to meet their changing demands, needs and expectations.	• New distribution channels and platforms • Changing customer and consumer habits • Changes in the competitive landscape	• Financial impact from reduced demand from consumers • Decreasing margins and market share • Inability to meet strategic objectives • Brand and reputation damage	• Conducting shopper insights and price elasticity assessments
• Investing in pack and product innovation
• Established promotional strategy
• Development of commercial policy
• Collaborative category planning with customers
• Development of growth centric customer investment policies
• Established business development plans aligned with our customers
• Diversification of portfolio and customer base
• Development of realistic budgeting routines and targets
• Investment in key account development and category planning
				• Open up new route to market opportunities, for example eB2B and platforms/direct to consumer	→

P a g e | 18

Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2022 Integrated Report
Climate change and water	The risks and opportunities associated with managing the impacts of climate change and water scarcity across our value chain.	• GHG emissions across our value chain, including emissions from our production facilities, cold drinks equipment, the transportation of our products, packaging and the ingredients that we use, and storage of our products
• Scarcity of water and water quality issues related to water sources we and our suppliers rely upon
• Regulatory and legislative initiatives aimed at reducing GHG emissions
• Changing consumer and investor preferences
• Concern about environmental impact of plastic bottles and other packaging materials	• Brand and reputation damage from not meeting sustainability targets
• Financial impacts from future carbon taxes and the transition costs to low GHG emissions
• Regulatory and compliance impacts related to TCFD disclosures
• Restrictions on water use adversely affecting costs and ability to manufacture and distribute products
• Development of the climate pillar within our This is Forward sustainability action plan including our short-term and long-term GHG emissions reduction targets to reduce our absolute Scope 1, 2 and 3 GHG emissions by 30% by 2030 (vs 2019), and to achieve Net Zero by 2040. Our strategy outlines the management actions and key mitigations taken to manage this risk. More information can be found in our Forward on climate section on pages 38-41 of our 2022 Integrated Report
• Development of the water pillar within our This is Forward sustainability action plan which sets out targets for water efficiency, regenerative water use and water replenishment and outlines management actions and key mitigations taken to manage risk. More information can be found in our Forward on water section on pages 46-48 of our 2022 Integrated Report
• Transition to 100% renewable electricity aiming to achieve this across all markets by 2030
				• Supplier engagement programme to support suppliers to set their own reduction targets and transition to use renewable electricity	→
Perceived health impact of our beverages (including ingredients), and changing customer buying trends	The risks relating to our ability to effectively adapt and respond to changes in consumer preferences and behaviour towards our products.	• Legislative changes driven by government or lobby groups
• External marketing campaigns towards alternative ingredients/products
• Publication of guidelines or recommendations related to sugar consumption or additives by WHO or other health authorities
• Increased media scrutiny and social media coverage impacting consumer perception
• Viability of alternatives to sugar, sweeteners and other ingredients within our product portfolio	• Financial impacts from decline in sales volumes and market share (delisting, demand decrease) • Increased regulatory scrutiny • Increased taxes on our products • Damage to brand and reputation	• Development of the drinks pillar within our This is Forward sustainability action plan to support the recommendation by several leading health authorities, including WHO, that people should limit their intake of added sugar to 10% of their total calorie consumption. More information can be found in our Forward on drinks section on pages 53-55 of our 2022 Integrated Report
				• Support TCCC, EU or National associations on strong advocacy regarding no and low-calorie sweeteners and processed food	→

P a g e | 19

Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2022 Integrated Report
Business transformation, integration and digital capability	The risks relating to the execution of our strategic and continuous improvement initiatives.	• Digital transformation
• Identification and execution of supply chain improvements
• Relationships with our partners and franchisors
• Ineffective coordination between BUs and central functions
• Change management failure
• Diversion of management's focus away from our core business	• Damage to brand and reputation
• Financial impacts from a decline in our share price arising from not realising the value creation from these initiatives
• Industrial action and disruption to our operations	• Solid governance model in place leveraging Competitiveness Steering Committee for enterprise wide transformation
• Regular competitiveness reviews ensuring effective steering, high visibility and quick decision making
• Dedicated programme management office and effective project management methodology
• Continuation of strong governance routines
• Regular ELT and Board reviews and approvals of progress and issue resolution
• Analysis and review of Acquisition-related activities such as integration and business performance risk indicators and capital allocation risk reviews
				• Building a well functioning and resilient workforce with priority focus on health and safety, and mental wellbeing initiatives, especially in frontline roles	→
People and wellbeing	The risks relating to the identification, attraction, development, and retention of talent. Also risks relating to the wellbeing of our people (including human rights and modern slavery).	• Job design and working conditions • Reward and recognition • Misconduct by third parties relating to human rights	• Damage to brand and reputation
• Financial impacts from a decline in employee engagement and productivity
• Industrial action and disruption to our operations
• Punitive action from regulators or other legislative bodies and potential for litigation	• Development of our people strategy, Me@CCEP, which sets out the diversity, inclusion, wellbeing and human rights targets, management actions and the key mitigations taken to manage this risk. More information can be found in our Forward on society - people section on pages 58-63 of our 2022 Integrated Report
• Our Everyone’s Welcome philosophy sets out our commitment to inclusion, diversity and equity. The Everyone’s Welcome playbook is the blueprint for countries and functions to align campaigns, training and tracking mechanisms
				• We have set up a strong policy framework, regular training and supplier management to strengthen our human rights commitments, such as modern slavery	→
Relationships with TCCC and other franchisors	The risk of misaligned incentives or strategy with TCCC and/or other franchisors.	• Lack of effective engagement, communication and/or discussion with franchisors	• Damage to brand and reputation • Financial impacts, including as a result of TCCC or other franchisors acting adversely to our interests with respect to our business relationship	• Clear agreements govern the relationships
• Incidence pricing agreement with TCCC
• Aligned long range planning and annual business planning processes
• Ongoing group and local routines between CCEP and franchisors
• Regular meetings and maintenance of positive relationships at all levels
				• Regular contact and best practice sharing across the Coca-Cola system	→

P a g e | 20

Principal Risk	Description (What is the risk?)	Causal factors themes (What gives rise to the risk?)	Consequence themes (Potential impact of the risk)	Key control mitigations (How we manage it)	Change vs. 2022 Integrated Report
Product quality	The risks relating to ensuring the wide range of products we produce are safe for consumption and adhere to strict food safety and quality requirements.	• A failure in food safety, food quality, food defence or food fraud processes	• Physical harm to consumers • Damage to brand and reputation • Financial impacts from a decline in sales volume and market share • Fines and litigation expense or increased insurance premiums	• TCCC standards and audits
• Hygiene regimes at production facilities
• Total quality management programme
• Robust management systems
• ISO Certification
• Internal governance audits
• Quality monitoring programme
• Customer and consumer monitoring and feedback
• Incident management and crisis resolution
• Every CCEP production facility has:
– a hazard analysis critical control points assessment and mitigation plan in place
– a quality monitoring plan based on risk and requirements
– a food fraud vulnerability assessment and mitigation plan based on risk and requirements
				– a food defence threat assessment and mitigation plan based on risk and requirements	→

*Change vs 2022 Integrated Report may be as a result of a change in likelihood or impact.

P a g e | 21

Related Parties
Related party disclosures are presented in Note 10 of the Notes to the condensed consolidated interim financial statements contained in this interim management report.

Liquidity
Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt securities and bank borrowings. We believe our operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity.
The Group expects to complete the acquisition of 60% of Coca-Cola Beverages Philippines, Inc. around the end of 2023 subject to the finalisation of due diligence, signing definitive agreements and obtaining regulatory approval. The acquisition is expected to be funded by a combination of existing liquidity and 3rd party borrowing, which we do not expect to have a material negative impact on our liquidity or capital resources.
We have amounts available for borrowing under a €1.95 billion multi-currency credit facility with a syndicate of 13 banks. This credit facility matures in 2028 and is for general corporate purposes and supporting our working capital needs. Our current credit facility contains no financial covenants that would impact our liquidity or access to capital. As at 30 June 2023, we had no amounts drawn under this credit facility.

Capital Management
The primary objective of our capital management strategy is to ensure strong credit ratings and to maintain appropriate capital ratios in order to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies. Currently, our long-term ratings from Moody’s and Fitch are Baa1 and BBB+ respectively. The ratings outlook from Moody’s and Fitch are stable. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our financial policy. See Note 8 of the Notes to the condensed consolidated interim financial statements contained in this interim management report for more information regarding our borrowings.

Share capital
The Articles of Association of the Company (the Articles) contain no upper limit on the authorised share capital of the Company. Subject to certain limitations under the Shareholders’ Agreement, the Board has the authority to offer, allot, grant options over or otherwise deal with or dispose of shares to such persons, at such times, for such consideration and upon such terms as the Board may decide, only if approved by ordinary resolution of our shareholders.
As of 30 June 2023, the Company had 458,846,191 shares issued and fully paid. As of 28 July 2023, the Company had 458,951,436 shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.
Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 305,510,225 shares (as of 30 June 2023) to be allotted and issued, subject to the restrictions set out below:
1.pursuant to a shareholder resolution passed on 24 May 2023 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:
a.up to a nominal amount of €1,527,551.12 (representing 152,755,112 shares; such amount to be reduced by any allotments or grants made under paragraph 1(b) below in excess of such sum); and
b.comprising equity securities (as defined in the Companies Act 2006) up to a nominal amount of €3,055,102.25 (representing 305,510,225 shares; such amount to be reduced by any allotments or grants made under paragraph 1(a) above) in connection with an offer by way of a rights issue:
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

P a g e | 22

2.pursuant to a shareholder resolution passed on 24 May 2023 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by the shareholder resolution described in paragraph 1 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:
a.to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph 1(b) above, by way of a rights issue only):
i.to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and
ii.to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

b.in the case of the authority granted under paragraph 1(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 2(a) above) up to a nominal amount of €228,385.50 (representing 22,838,550 shares).
Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own shares unless they are repurchased by us and held in treasury. At our 2023 AGM, our shareholders passed a special resolution that allows us to buy back our own shares in the market as permitted by the Companies Act 2006. On 13 February 2020, the Board announced a share buyback programme of up to €1 billion. All shares repurchased as part of the buyback programme have been cancelled. In light of macroeconomic uncertainty brought about by the outbreak of COVID-19, on 23 March 2020, the Company announced the suspension of the buyback programme until further notice.

P a g e | 23

Share-based payment awards
The table below shows the share-based payment awards outstanding under each of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (2010 Plan) and the Long-Term Incentive Plan 2016 (CCEP LTIP) as at 30 June 2023 and 28 July 2023.
At our 2023 AGM, our shareholders approved the adoption of a new Long-Term Incentive Plan (2023 LTIP). As at 30 June 2023 and 28 July 2023, no awards had been made under the 2023 LTIP.
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award[1]	Total number of shares awarded to employees outstanding as at 30 June 2023	Total number of shares awarded to employees outstanding as at 28 July 2023[2]	Price per share payable on exercise/ transfer ($)	Expiration date (dd/mm/yy)
2010 Plan	31/10/13	Option	83,810	83,810	31.46	31/10/23
	30/10/14	Option	249,218	248,950	32.51	30/10/24
	05/11/15	Option	920,990	866,233	39.00	05/11/25
CCEP LTIP	29/09/21	PSU	429,251	429,251	Nil	15/03/24
	29/09/21	RSU	39,239	39,239	Nil	15/03/24
	25/11/21	PSU	670	670	Nil	15/03/24
	25/11/21	RSU	34	34	Nil	15/03/24
	10/03/22	PSU	466,213	466,213	Nil	09/03/25
	10/03/22	RSU	1,521	1,521	Nil	15/03/24
	10/03/22	RSU	375	375	Nil	01/03/25
	10/03/22	RSU	45,473	45,473	Nil	09/03/25
	05/09/22	PSU	10,852	10,852	Nil	10/03/25
	05/09/22	RSU	948	948	Nil	10/03/25
	13/03/23	PSU	2,626	2,626	Nil	10/03/25
	13/03/23	PSU	395,071	395,071	Nil	12/03/26
	13/03/23	RSU	205	205	Nil	01/07/24
	13/03/23	RSU	411	411	Nil	01/07/25
	13/03/23	RSU	41,301	41,301	Nil	12/03/26
[1] PSU is Performance Share Unit. RSU is Restricted Stock Unit.
[2] When an employee leaves CCEP, the expiration date of their options is shortened so options with a new expiration date may appear between the year end and the later reporting date. These are not new options but options that have been moved from another row in the table.

P a g e | 24

History of share capital
The table below sets out the history of our share capital for the period from 1 January 2020 until 28 July 2023.
Share capital history

Period	Nature of share issuance	Number of shares	Consideration	Cumulative balance of issued shares at end of period
1 January 2020	Opening balance	456,399,877	N/A	456,399,877
1 January to 31 December 2020	Shares issued in connection with the exercise of stock options	763,103	Exercise price per share ranging from $18.40 to $32.51	457,162,980
1 January to 31 December 2020	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	547,730	Nil	457,710,710
1 January to 31 December 2020	Shares cancelled as part of buyback programme	(3,065,200)	€128 million	454,645,510
1 January to 31 December 2021	Shares issued in connection with the exercise of stock options	1,290,506	Exercise price per share ranging from $19.68 to $32.51	455,936,016
1 January to 31 December 2021	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	299,016	Nil	456,235,032
1 January to 31 December 2021	Shares cancelled as part of buyback programme	—	—	456,235,032
1 January to 31 December 2022	Shares issued in connection with the exercise of stock options	482,420	Exercise price per share ranging from $23.21 to $32.51	456,717,452
1 January to 31 December 2022	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	389,001	Nil	457,106,453
1 January to 31 December 2022	Shares cancelled as part of buyback programme	—	—	457,106,453
1 January to 30 June 2023	Shares issued in connection with the exercise of stock options	969,252	Exercise price per share ranging from $31.46 to $39.00	458,075,705
1 January to 30 June 2023	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	770,486	Nil	458,846,191
1 January to 30 June 2023	Shares cancelled as part of buyback programme	—	—	458,846,191
1 July to 28 July 2023	Shares issued in connection with the exercise of stock options	105,245	Exercise price per share ranging from $31.46 to $39.00	458,951,436
1 July to 28 July 2023	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	—	Nil	458,951,436
1 July to 28 July 2023	Shares cancelled as part of buyback programme	—	—	458,951,436

P a g e | 25

Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Six Months Ended
		30 June 2023	1 July 2022
	Note	€ million	€ million
Revenue	2	8,977	8,280
Cost of sales		(5,707)	(5,288)
Gross profit		3,270	2,992
Selling and distribution expenses		(1,522)	(1,410)
Administrative expenses		(631)	(615)
Other income	13	53	—
Operating profit		1,170	967
Finance income		31	30
Finance costs		(94)	(93)
Total finance costs, net		(63)	(63)
Non-operating items		(6)	(6)
Profit before taxes		1,101	898
Taxes	11	(247)	(223)
Profit after taxes		854	675

Profit attributable to shareholders		854	667
Profit attributable to non-controlling interests		—	8
Profit after taxes		854	675

Basic earnings per share (€)	3	1.86	1.46
Diluted earnings per share (€)	3	1.86	1.46

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

P a g e | 26

Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Six Months Ended
	30 June 2023	1 July 2022
	€ million	€ million
Profit after taxes	854	675
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net	(280)	98
Tax effect	—	—
Foreign currency translation, net of tax	(280)	98
Cash flow hedges:
Pretax activity, net	(38)	8
Tax effect	7	(3)
Cash flow hedges, net of tax	(31)	5
Other reserves:
Pretax activity, net	13	(2)
Tax effect	(3)	—
Other reserves, net of tax	10	(2)
Items that may be subsequently reclassified to the income statement	(301)	101
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net	13	53
Tax effect	(4)	(16)
Pension plan adjustments, net of tax	9	37
Items that will not be subsequently reclassified to the income statement:	9	37
Other comprehensive income/(loss) for the period, net of tax	(292)	138
Comprehensive income for the period	562	813

Comprehensive income attributable to shareholders	562	798
Comprehensive income attributable to non-controlling interests	—	15
Comprehensive income for the period	562	813

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

P a g e | 27

Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		30 June 2023	31 December 2022
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	4	12,319	12,505
Goodwill	4	4,483	4,600
Property, plant and equipment	5	5,077	5,201
Non-current derivative assets	7	134	191
Deferred tax assets		32	21
Other non-current assets		292	252
Total non-current assets		22,337	22,770
Current:
Current derivative assets	7	233	257
Current tax assets		50	85
Inventories		1,714	1,380
Amounts receivable from related parties	10	88	139
Trade accounts receivable		2,930	2,466
Other current assets		415	479
Assets held for sale	6	54	94
Short term investments		862	256
Cash and cash equivalents		1,112	1,387
Total current assets		7,458	6,543
Total assets		29,795	29,313
LIABILITIES
Non-current:
Borrowings, less current portion	8	9,332	10,571
Employee benefit liabilities		110	108
Non-current provisions	12	39	55
Non-current derivative liabilities	7	227	187
Deferred tax liabilities		3,448	3,513
Non-current tax liabilities		71	82
Other non-current liabilities		42	37
Total non-current liabilities		13,269	14,553
Current:
Current portion of borrowings	8	2,425	1,336
Current portion of employee benefit liabilities		8	8
Current provisions	12	113	115
Current derivative liabilities	7	102	76
Current tax liabilities		269	241
Amounts payable to related parties	10	373	485
Trade and other payables		5,476	5,052
Total current liabilities		8,766	7,313
Total liabilities		22,035	21,866
EQUITY
Share capital		5	5
Share premium		265	234
Merger reserves		287	287
Other reserves		(808)	(507)
Retained earnings		8,011	7,428
Total equity		7,760	7,447
Total equity and liabilities		29,795	29,313

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

P a g e | 28

Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		30 June 2023	1 July 2022
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,101	898
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	5	324	336
Amortisation of intangible assets	4	53	50
Share-based payment expense		29	12
Gain on sale of sub-strata and associated mineral rights	13	(35)	—
Finance costs, net		63	63
Income taxes paid		(212)	(162)
Changes in assets and liabilities:
Increase in trade and other receivables		(385)	(429)
Increase in inventories		(353)	(245)
Increase in trade and other payables		564	936
Increase in net payable receivable from related parties		223	180
Increase/(decrease) in provisions		(18)	59
Change in other operating assets and liabilities		(47)	(45)
Net cash flows from operating activities		1,307	1,653
Cash flows from investing activities:
Purchases of property, plant and equipment		(264)	(178)
Purchases of capitalised software		(40)	(22)
Proceeds from sales of property, plant and equipment		9	6
Proceeds from sales of intangible assets		37	143
Proceeds from the sale of sub-strata and associated mineral rights	13	35	—
Investments in equity instruments		(1)	(2)
Proceeds from the sale of equity instruments		—	13
Net proceeds/(payments) of short term investments		(638)	(181)
Other investing activity, net		1	(1)
Net cash flows used in investing activities		(861)	(222)
Cash flows from financing activities:
Changes in short-term borrowings	8	543	237
Repayments on third party borrowings	8	(706)	(834)
Payments of principal on lease obligations		(74)	(80)
Interest paid, net		(88)	(98)
Dividends paid	9	(308)	(256)
Exercise of employee share options		31	5
Acquisition of non-controlling interest	10	(282)	—
Other financing activities, net		(9)	(8)
Net cash flows used in financing activities		(893)	(1,034)
Net change in net cash and cash equivalents		(447)	397
Net effect of currency exchange rate changes on cash and cash equivalents		(16)	15
Net cash and cash equivalents at beginning of period		1,387	1,407
Net cash and cash equivalents at end of period		924	1,819

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,112	1,819
Bank overdrafts	8	(188)	—
Net cash and cash equivalents at end of period		924	1,819

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

P a g e | 29

Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2021		5	220	287	(156)	6,677	7,033	177	7,210
Profit after taxes		—	—	—	—	667	667	8	675
Other comprehensive income		—	—	—	94	37	131	7	138
Total comprehensive income		—	—	—	94	704	798	15	813
Issue of shares during the period		—	5	—	—	—	5	—	5
Equity-settled share-based payment expense		—	—	—	—	12	12	—	12
Dividends	9	—	—	—	—	(257)	(257)	—	(257)
Balance as at 1 July 2022		5	225	287	(62)	7,136	7,591	192	7,783

Balance as at 31 December 2022		5	234	287	(507)	7,428	7,447	—	7,447
Profit after taxes		—	—	—	—	854	854	—	854
Other comprehensive income		—	—	—	(301)	9	(292)		(292)
Total comprehensive income		—	—	—	(301)	863	562	—	562
Issue of shares during the period		—	31	—	—	—	31	—	31
Equity-settled share-based payment expense		—	—	—	—	29	29	—	29
Dividends	9	—	—	—	—	(309)	(309)	—	(309)
Balance as at 30 June 2023		5	265	287	(808)	8,011	7,760	—	7,760

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

P a g e | 30

Notes to the Condensed Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 09717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006. They have been reviewed but not audited by the Group’s auditor. The statutory accounts for the Company for the year ended 31 December 2022, which were prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), have been delivered to the Registrar of Companies. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or (3) of the Companies Act 2006.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with the U.K. adopted International Accounting Standard 34, "Interim Financial Reporting" and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority, the International Accounting Standard 34, "Interim Financial Reporting" as adopted by the European Union, the International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board and should be read in conjunction with our 2022 consolidated financial statements. The annual financial statements of the Group for the year ended 31 December 2023 will be prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
Except as described below, the accounting policies applied in these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2022. The policy for recognising income taxes in the interim period is consistent with that applied in previous interim periods and is described in Note 11.
International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)
On 12 May 2023, the International Accounting Standards Board ( “the IASB”) issued International Tax Reform - Pillar Two Model Rules – Amendments to IAS 12 (“the Amendments”). The Amendments apply with immediate effect and introduce a mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of the OECD’s Pillar Two Model Rules. On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. The Group has applied the exception under the IAS 12 amendment to recognising and disclosing information about deferred tax assets and liabilities related to top-up income in preparing its condensed consolidated interim financial statements as of the six month period ended 30 June 2023.
Other amendments and interpretations also apply for the first time in 2023, but do not have a material impact on the condensed consolidated interim financial statements of the Group.
Reporting periods
Results are presented for the interim period from 1 January 2023 to 30 June 2023.
The Group’s financial year ends on 31 December. For half-yearly reporting convenience, the first six month period closes on the Friday closest to the end of the interim calendar period. There is no change in selling days between the six months ended 30 June 2023 versus the six months ended 1 July 2022, and there will be equal selling days in the second six months of 2023 versus the second six months of 2022 (based upon a standard five-day selling week).

P a g e | 31

The following table summarises the number of selling days, for the years ended 31 December 2023 and 31 December 2022 (based on a standard five-day selling week):

	Half year	Full year
2023	130	260
2022	130	260
Change	—	—
Comparability
Operating results for the first half of 2023 may not be indicative of the results expected for the year ended 31 December 2023 as sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In the Group’s Asia Pacific territories, the fourth quarter would typically reflect higher sales volumes in the year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year. Additionally, year-over-year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half-yearly basis.
Exchange rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the six month period ended		Closing as at
	30 June 2023	1 July 2022	30 June 2023	31 December 2022
British Pound	1.14	1.19	1.16	1.13
US Dollar	0.92	0.91	0.91	0.94
Norwegian Krone	0.09	0.10	0.09	0.10
Swedish Krone	0.09	0.10	0.08	0.09
Icelandic Krone	0.01	0.01	0.01	0.01
Australian Dollar	0.63	0.66	0.61	0.64
Indonesian Rupiah[1]	0.06	0.06	0.06	0.06
New Zealand Dollar	0.58	0.61	0.56	0.60
Papua New Guinean Kina	0.26	0.26	0.26	0.27
[1] Indonesian Rupiah is shown as 1000 IDR versus 1 EUR.

Note 2
OPERATING SEGMENTS
Description of segments and principal activities
The Group derives its revenues through a single business activity, which is making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. The Group’s Board continues to be its Chief Operating Decision Maker (CODM), which allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.

The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

P a g e | 32

	Six Months Ended 30 June 2023			Six Months Ended 1 July 2022
	Europe	API	Total	Europe	API	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	7,105	1,872	8,977	6,451	1,829	8,280
Comparable operating profit[1]	924	241	1,165	825	226	1,051
Items impacting comparability[2]			5			(84)
Reported operating profit			1,170			967
Total finance costs, net			(63)			(63)
Non-operating items			(6)			(6)
Reported profit before tax			1,101			898
[1] Comparable operating profit includes comparable depreciation and amortisation of €272 million and €101 million for Europe and API respectively, for the six months ended 30 June 2023. Comparable depreciation and amortisation charges for the six months ended 1 July 2022 totalled €273 million and €114 million, for Europe and API respectively.
[2] Items impacting the comparability of period-over-period financial performance for 2023 primarily include €53 million of other income related to the royalties arising from the ownership of certain mineral rights in Australia (€18 million) and the proceeds from the sale of sub-strata and associated mineral rights (€35 million), partially offset by restructuring charges of €51 million. Items impacting the comparability for 2022 primarily include restructuring charges of €95 million, partially offset by net insurance recoveries received of €12 million arising from the July 2021 flooding events.

No single customer accounted for more than 10% of the Group’s revenue during the six months ended 30 June 2023 and 1 July 2022.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Six Months Ended
	30 June 2023	1 July 2022
Revenue	€ million	€ million
Great Britain	1,570	1,463
Germany	1,458	1,296
Iberia[1]	1,541	1,371
France[2]	1,200	1,017
Belgium/Luxembourg	541	511
Netherlands	355	329
Norway	193	208
Sweden	207	213
Iceland	40	43
Total Europe	7,105	6,451
Australia	1,162	1,102
New Zealand and Pacific Islands	330	302
Indonesia and Papua New Guinea	380	425
Total API	1,872	1,829
Total CCEP	8,977	8,280
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 3
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.

P a g e | 33

The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Six Months Ended
	30 June 2023	1 July 2022
Profit after taxes attributable to equity shareholders (€ million)	854	667
Basic weighted average number of Shares in issue[1] (million)	458	457
Effect of dilutive potential Shares[2] (million)	1	1
Diluted weighted average number of Shares in issue[1] (million)	459	458
Basic earnings per share (€)	1.86	1.46
Diluted earnings per share (€)	1.86	1.46
[1] As at 30 June 2023 and 1 July 2022, the Group had 458,846,191 and 456,789,240 Shares, respectively, in issue and outstanding.
[2] For the six months ended 30 June 2023 and 1 July 2022, there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
Note 4
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 30 June 2023:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2022	12,505	4,600
Additions	40	—
Amortisation expense	(53)	—
Disposals	—	—
Transfers and reclassifications	(1)	—
Currency translation adjustments	(172)	(117)
Net book value as at 30 June 2023	12,319	4,483
Note 5
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 30 June 2023:

Total
€ million
Net book value as at 31 December 2022	5,201
Additions	279
Disposals	(16)
Depreciation expense	(324)
Transfers and reclassifications	1
Currency translation adjustments	(64)
Net book value as at 30 June 2023[1]	5,077
[1] The net book value of property, plant and equipment includes right of use assets of €662 million.
Note 6
ASSETS HELD FOR SALE
Assets classified as held for sale as at 30 June 2023 and 31 December 2022 were €54 million and €94 million, respectively. The decrease is due to the completion of the remaining portion of the sale of certain non-alcoholic ready to drink beverage brands to TCCC (See Note 10 for further details).

P a g e | 34

Note 7
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2022 consolidated financial statements.
The fair values of the Group’s cash and cash equivalents, short term investments, trade accounts receivable, amounts receivable from related parties, trade and other payables, and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 30 June 2023 and 31 December 2022, was €10.6 billion and €10.5 billion, respectively. This compared to the carrying value of total borrowings as at 30 June 2023 and 31 December 2022 of €11.8 billion and €11.9 billion, respectively. Refer to Note 8 for further details regarding the Group’s borrowings.
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) are determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 30 June 2023 and 31 December 2022, the total value of derivative assets was €367 million and €448 million, respectively. As at 30 June 2023 and 31 December 2022, the total value of derivative liabilities was €329 million and €263 million, respectively. During the period, €38 million of losses have been recorded within Other Comprehensive Income, primarily related to decreases in fair value on commodity related hedging instruments.
For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.
During the six month period ending 30 June 2023, the Group implemented a new gas and power hedging program to manage its exposure to changes in commodity prices in relation to its purchases of power and gas, by entering into financial swaps designated in a cash flow hedge relationship. As at 30 June 2023 the notional value of the swaps was €139 million and amounts of €1 million and €18 million were included in derivative assets and derivative liabilities respectively.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk, and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create over the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Group’s Board of Directors. There have been no changes in the risk management policies since the year end.

P a g e | 35

Note 8
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	30 June 2023	31 December 2022
	€ million	€ million
Non-current:
Euro denominated bonds[3]	7,689	8,176
Foreign currency bonds (swapped into Euro)[1]	455	1,074
Australian dollar denominated bonds	337	422
Foreign currency bonds (swapped into Australian dollar or New Zealand dollar)[1]	329	364
Lease obligations	522	535
Total non-current borrowings	9,332	10,571

Current:
Euro denominated bonds	850	350
Foreign currency bonds (swapped into Euro)[1], [2]	594	797
Australian dollar denominated bonds	62	—
Foreign currency bonds (swapped into New Zealand dollar)[1]	46	48
Euro commercial paper[4]	543	—
Bank overdrafts[5]	188	—
Lease obligations	142	141
Total current borrowings	2,425	1,336
[1] Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
[2] In May the Group repaid on maturity the outstanding amount related to the US$850 million 0.50% Notes 2023.
[3] Some bonds are designated in full or partially in a fair value hedge relationship.
[4] During the 6 month period ending 30 June 2023, the Group issued €3,914 million and repaid €3,371 million Euro commercial paper. During the 6 month period ending 1 July 2022, the Group issued €2,394 million and repaid €2,157 million Euro commercial paper. The issuance net of repayments of Euro commercial paper is presented as changes in short-term borrowings in our condensed consolidated interim statement of cash flows.
[5] Included within bank overdrafts is €188 million in relation to a notional pooling arrangement for which an offsetting agreement is in place but does not meet the criteria for net presentation on the condensed consolidated interim statement of financial position. A corresponding amount is also shown in cash and cash equivalents.

Note 9
EQUITY
Share Capital
As at 30 June 2023, the Company had issued and fully paid 458,846,191 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. The share capital increased during the six months ended 30 June 2023 from the issue of 1,739,738 Shares, following the exercise of share-based payment awards.
Dividends
During the first six months of 2023, the Board declared a first half dividend of €0.67 per share, which was paid on 25 May 2023. During the first six months of 2022, the Board declared a first half dividend of €0.56 per share, which was paid on 26 May 2022.

P a g e | 36

Note 10
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with The Coca-Cola Company (TCCC)
The principal transactions with TCCC are for the purchase of concentrate, syrup and finished goods. The following table summarises the transactions with TCCC that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	30 June 2023	1 July 2022
	€ million	€ million
Amounts affecting revenue[1]	68	51
Amounts affecting cost of sales[2]	(2,099)	(1,910)
Amounts affecting operating expenses[3]	5	1
Total net amount affecting the consolidated income statement	(2,026)	(1,858)
[1] Amounts principally relate to fountain syrup and packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice as well as funding for marketing programmes.
[3] Amounts principally relate to costs associated with new product development initiatives and reimbursement of certain marketing expenses.

The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position as at the dates presented:

	30 June 2023	31 December 2022
	€ million	€ million
Amount due from TCCC	75	130
Amount payable to TCCC	333	442

During the first half of 2023, the Group completed the remaining portion of the sale of certain non-alcoholic ready to drink beverage brands that were acquired as part of the business combination transaction consummated on 10 May 2021. The sale price approximated the fair value of the brands assessed at the acquisition. These brands were classified as assets held for sale in our consolidated statement of financial position as at 31 December 2022.
On 15 February 2023, the Group completed the acquisition of the remaining 29.4% ownership interest of its subsidiary, PT Coca-Cola Bottling Indonesia, for a total consideration of €282 million.
Transactions with Cobega companies
The principal transactions with Cobega are for the purchase of juice concentrate and packaging materials. The following table summarises the transactions with Cobega that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	30 June 2023	1 July 2022
	€ million	€ million
Amounts affecting revenues[1]	1	2
Amounts affecting cost of sales[2]	(40)	(32)
Amounts affecting operating expenses[3]	(9)	(8)
Total net amount affecting the consolidated income statement	(48)	(38)
[1] Amounts principally relate to packaged product sales.
[2] Amounts principally relate to the purchase of packaging materials and concentrate.
[3] Amounts principally relate to maintenance and repair services and transportation.

P a g e | 37

The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position as at the dates presented:

	30 June 2023	31 December 2022
	€ million	€ million
Amount due from Cobega	8	3
Amount payable to Cobega	31	24
Transactions with Other Related Parties
For the six months ended 30 June 2023 and 1 July 2022 the Group recognised charges in cost of sales of €88 million and €83 million, respectively, in connection with transactions that have been entered into with joint ventures, associates and other related parties predominantly for the purchase of resin as well as container deposit scheme charges in Australia.
Transactions with joint ventures, associates and other related parties that impacted the condensed consolidated interim statement of financial position as at 30 June 2023 include €5 million in amounts receivable from related parties and €9 million in amounts payable to related parties, respectively. As at 31 December 2022 amounts receivable from related parties and amounts payable to related parties included €6 million and €19 million respectively related to transactions with joint ventures, associates and other related parties.
Note 11
TAXES
Taxes on income in interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.
The effective tax rate (ETR) was 22% and 25% for the six months ended 30 June 2023 and 1 July 2022, respectively, and 22% for the year ended 31 December 2022. The ETR has been calculated by applying the weighted average annual ETR, excluding discrete items, of 25% to the profit before tax for the six months ended 30 June 2023 and 1 July 2022, respectively.
The ETR of 22% which is lower than statutory UK rate of 23.5% reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate and adjustments made in respect of prior periods.
The following table summarises the major components of income tax expense for the periods presented:

	30 June 2023	1 July 2022
	€ million	€ million
Current income tax:
Current income tax charge	278	228
Adjustment in respect of current income tax from prior periods	(9)	8
Total current tax	269	236
Deferred tax:
Relating to the origination and reversal of temporary differences	(2)	(4)
Adjustment in respect of deferred income tax from prior periods	(20)	(9)
Relating to changes in tax rates or the imposition of new taxes	—	—
Total deferred tax	(22)	(13)
Income tax charge per the consolidated income statement	247	223
Tax Provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty related to these tax matters that it believes appropriately reflect its risk. As at 30 June 2023, €147 million (1 July 2022: €154 million) of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions. When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.
The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments and is vigorously defending its position against these assessments.

P a g e | 38

Note 12
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions[1]	Total
	€ million	€ million	€ million
Balance as at 31 December 2022	137	33	170
Charged/(credited) to profit or loss:
Additional provisions recognised	37	7	44
Unused amounts reversed	(3)	(3)	(6)
Utilised during the period	(54)	(2)	(56)
Balance as at 30 June 2023	117	35	152
[1] Other provisions primarily relate to decommissioning provisions, property tax assessment provisions and legal reserves.
Guarantees
During the 1st half of 2023, the Group has issued approximately €505 million of financial guarantees related to various tax matters. These guarantees have various terms and the amounts represent the maximum potential future payments we could be required to make under the guarantees. No significant additional liabilities requiring financial statement recognition are expected to arise from the guarantees issued.
Commitments
There have been no significant changes in the commitments of the Group since 31 December 2022.
Contingencies
There have been no significant changes in contingencies since 31 December 2022.
Refer to Note 23 of the 2022 consolidated financial statements for further details about the Group’s guarantees, commitments and contingencies.
Note 13
OTHER INCOME
Other income for the six months ended 30 June 2023 totalled €53 million (1 July 2022: €0 million). The balance is attributable to the following activities.
The Group recognised €18 million of royalty income arising from the ownership of mineral rights in Queensland, Australia. On 7 March 2023 the Group entered into an agreement to sell the sub-strata and associated mineral rights. Upon regulatory approval, the transaction was consummated in April 2023. The total consideration approximated €35 million.
Note 14
EVENTS AFTER THE REPORTING PERIOD
On 7 July 2023, the Group completed the sale of property in Germany for a total consideration of €80 million. The property is classified as assets held for sale in our condensed consolidated interim statement of financial position as at 30 June 2023.
On 2 August 2023, the Group announced that CCEP and Beam Suntory will discontinue their relationship effective 1 July 2025 (Australia) and 1 January 2026 (New Zealand). CCEP will remain the exclusive manufacturing, sales and distribution partner for Beam Suntory in Australia and New Zealand through the end of the current contractual terms set to expire on 30 June 2025 and 31 December 2025, respectively. As at 30 June 2023, finite-lived intangible assets of €127 million were reflected in the condensed consolidated interim statement of financial position related to the Beam Suntory distribution rights, primarily attributable to those available in Australia. The discontinuance of the relationship will trigger a change in the assigned useful economic life of the intangible assets effective from the second half of 2023, shortening the amortization period.
On 2 August 2023, the Group announced that it has entered into a non-binding Letter of Intent with Aboitiz Equity Ventures Inc. and The Coca-Cola Company (TCCC) for the joint acquisition of 100% of the entire existing issued share capital of
Coca-Cola Beverages Philippines, Inc. (CCBPI), a wholly owned subsidiary of TCCC, for a total cash consideration of $1.8 billion on a debt- and cash-free basis. The transaction is expected to be completed around the end of 2023, subject to the finalisation of due diligence, signing definitive agreements and obtaining regulatory approval. Upon completion, CCEP will pay 60% of the total cash consideration commensurate with the proposed 60:40 ownership structure of CCBPI.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 2 August 2023	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer